UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

Castlewood House, 77/91 New Oxford Street, London, England WC1A 1DG

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

NEWS RELEASE

Adastra Notes First Quantum’s Failure to Address Value

Trading: TSX and AIM: AAA

London, UK (February 27, 2006) – Adastra Minerals Inc. (“Adastra”) announces that, together with its financial and legal advisers, it has reviewed First Quantum's reply to its Directors' Circular of February 17.

Adastra notes that First Quantum failed to address the principal reasons why the Adastra Board urged shareholders to reject the offer, namely that:

•	First Quantum’s offer substantially undervalues Adastra’s assets.
•	The share exchange terms do not fairly reflect the relative values of the assets which each of First Quantum and Adastra would be contributing to a merged company.
•	First Quantum’s offer represents a significant discount to the current market price of Adastra shares.

Adastra also reiterates that, despite First Quantum’s statements to the contrary, the offer (based on First Quantum’s closing price on February 24, 2006) imputes a lower value to Adastra than does Mitsubishi's offer for a minority interest in the Kolwezi Project.

The Adastra Board reiterates its unanimous recommendation that shareholders reject First Quantum’s hostile takeover bid and do not tender their shares to the First Quantum Offer.

Bernard Vavala, Chairman, said:  "The Adastra Board remains focused on one goal, achieving value for its shareholders. First Quantum’s offer significantly undervalues Adastra’s assets. The offer is opportunistic and disadvantageous to Adastra shareholders. First Quantum’s offer represents a discount to Adastra’s current share price and a majority of our shareholders have said they support the Board in rejecting the bid. First Quantum would be well advised to focus on the inadequacy of its offer as opposed to extraneous matters."

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing mineral assets in Central Africa, including the Kolwezi Tailings Project, and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable of stabilizing political environments.

About the Kolwezi Project

Adastra’s Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a “qualified person” as defined by the Canadian Securities Administrators’ N1 43-101. This resource has the potential to host one of the world’s largest and lowest cost cobalt producers. A definitive feasibility study is expected to be completed in the first quarter of 2006. If this study is favourable, construction is expected to commence before year-end, with first production in mid 2008 and a mine life in excess of 50 years.

Such a project would generate significant taxation, royalty and dividend revenues to the Government, as well as providing local employment and contributing to the regeneration of the DRC’s copper belt infrastructure.

Contact us:

London

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7257 2040

Rothschild

Charles Mercey / Stuart Vincent

Tel.: +44 (0)20 7280 5000

Parkgreen Communications

Justine Howarth / Annabel Leather

Tel.: +44 (0)20 7493 3713

North America

Equicom

Martti Kangas

Tel.: +1 (416) 815 0700

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements, include but are not limited to the Company’s plans for its Kolwezi Project in the Democratic Republic of Congo (“DRC”), the Kolwezi Project’s resource size, production capacity, net present value, its overall economic potential and the availability of project financing, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, fluctuations in the price of copper and cobalt, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20–F for the year ended October

31, 2005 and Reports on Form 6–K filed with the Securities and Exchange Commission and the Canadian Securities Administrators and available at www.sedar.com.

N M Rothschild & Sons Limited (“Rothschild”), which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting for Adastra in relation to the matters referred to in this announcement and no one else and will not be responsible to anyone other than Adastra for providing the protections offered to clients of Rothschild nor for providing advice in relation to the matters referred to in this announcement.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Adastra Minerals Inc. (the “Company”)

Suite 950 - 1055 West Georgia Street

Vancouver, BC V6E 3P3

Item 2.	Date of Material Change

February 27, 2006

Item 3.	News Release

The News Release dated February 27, 2006 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change
Item 5.

The Company announced that, together with its financial and legal advisers, it has reviewed First Quantum’s reply to its Directors’ Circular of February 17. The Company’s Board of Directors reiterates its recommendations that shareholders of the Company reject First Quantum’s offer.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

Tim Read, President

44-20-7257-2040

Item 10.	Date of Report

Dated at Vancouver, BC, this 27th day of February, 2006.

SCHEDULE “A”

NEWS RELEASE

Adastra Notes First Quantum’s Failure to Address Value

Trading: TSX and AIM: AAA

London, UK (February 27, 2006) – Adastra Minerals Inc. (“Adastra”) announces that, together with its financial and legal advisers, it has reviewed First Quantum's reply to its Directors' Circular of February 17.

Adastra notes that First Quantum failed to address the principal reasons why the Adastra Board urged shareholders to reject the offer, namely that:

•	First Quantum’s offer substantially undervalues Adastra’s assets.
•	The share exchange terms do not fairly reflect the relative values of the assets which each of First Quantum and Adastra would be contributing to a merged company.
•	First Quantum’s offer represents a significant discount to the current market price of Adastra shares.

Adastra also reiterates that, despite First Quantum’s statements to the contrary, the offer (based on First Quantum’s closing price on February 24, 2006) imputes a lower value to Adastra than does Mitsubishi's offer for a minority interest in the Kolwezi Project.

The Adastra Board reiterates its unanimous recommendation that shareholders reject First Quantum’s hostile takeover bid and do not tender their shares to the First Quantum Offer.

Bernard Vavala, Chairman, said:  "The Adastra Board remains focused on one goal, achieving value for its shareholders. First Quantum’s offer significantly undervalues Adastra’s assets. The offer is opportunistic and disadvantageous to Adastra shareholders. First Quantum’s offer represents a discount to Adastra’s current share price and a majority of our shareholders have said they support the Board in rejecting the bid. First Quantum would be well advised to focus on the inadequacy of its offer as opposed to extraneous matters."

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing mineral assets in Central Africa, including the Kolwezi Tailings Project, and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable of stabilizing political environments.

About the Kolwezi Project

Adastra’s Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a “qualified person” as defined by the Canadian Securities Administrators’ N1 43-101. This resource has the potential to host one of the world’s largest and lowest cost cobalt producers. A definitive feasibility study is expected to be completed in the first quarter of 2006. If this study is favourable, construction is expected to commence before year-end, with first production in mid 2008 and a mine life in excess of 50 years.

Such a project would generate significant taxation, royalty and dividend revenues to the Government, as well as providing local employment and contributing to the regeneration of the DRC’s copper belt infrastructure.

Contact us:

London

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7257 2040

Rothschild

Charles Mercey / Stuart Vincent

Tel.: +44 (0)20 7280 5000

Parkgreen Communications

Justine Howarth / Annabel Leather

Tel.: +44 (0)20 7493 3713

North America

Equicom

Martti Kangas

Tel.: +1 (416) 815 0700

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements, include but are not limited to the Company’s plans for its Kolwezi Project in the Democratic Republic of Congo (“DRC”), the Kolwezi Project’s resource size, production capacity, net present value, its overall economic potential and the availability of project financing, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, fluctuations in the price of copper and cobalt, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20–F for the year ended October

31, 2005 and Reports on Form 6–K filed with the Securities and Exchange Commission and the Canadian Securities Administrators and available at www.sedar.com.

N M Rothschild & Sons Limited (“Rothschild”), which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting for Adastra in relation to the matters referred to in this announcement and no one else and will not be responsible to anyone other than Adastra for providing the protections offered to clients of Rothschild nor for providing advice in relation to the matters referred to in this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC. (Registrant)
Date February 27, 2006
By: /s/Paul C. MacNeill Paul C. MacNeill, Director